                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA BOARD OF DIRECTORS EXAMINES AND APPROVES GROUP ANNUAL REPORT ON OPERATIONS AT 31 DECEMBER 2012

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CONSOLIDATED NET INCOME: -€1.6 BILLION (-€4.8 BILLION IN FY 2011); THE LOSS IS ATTRIBUTABLE IN PARTICULAR TO GOODWILL WRITE-DOWNS FOR OVER €4 BILLION. NORMALIZED PROFITS COME TO €2.4 BILLION (€2.5 BILLION IN 2011)

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CONSOLIDATED EBIT: €1,926 MILLION (-€680 MILLION IN PREVIOUS YEAR); EXCLUDING GOODWILL WRITE-DOWN EBIT COMES TO €6,215 MILLION (€6,684 MILLION IN 2011)

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PROPOSED DIVIDEND DISTRIBUTION OF 2 EURO CENTS PER ORDINARY SHARE AND 3,1 EURO CENTS PER SAVINGS SHARE FOR TOTAL OF €454.4 MILLION

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SHAREHOLDERS' MEETING CONVENED FOR 17 APRIL 2013

BERNABE’: “THE WRITE-DOWN OF GOODWILL CREATED FOLLOWING THE OLIVETTI/TELECOM ITALIA DEALS AND THE PURCHASE OF THE TIM MINORITIES WAS MADE NECESSARY BY THE PERSISTING RECESSIONARY TENSIONS AND THE CHALLENGING GLOBAL MACROECONOMIC CLIMATE. AS WITH PREVIOUS WRITE-DOWNS, THIS HAS A PURELY ACCOUNTING IMPACT AND IN NO WAY COMPROMISES THE COMPANY'S DEBT REDUCTION STRATEGY.”

“MEANWHILE OUR 2013-2015 PLAN CONFIRMS OUR CONTINUED COMMITMENT TO INVEST IN NEXT GENERATION NETWORKS, WHICH WILL ENABLE US TO STRENGTHEN OUR COMPETITIVE ADVANTAGE IN THE TECHNOLOGICAL CHALLENGE OF THE SECTOR AND OUR MARKET POSITIONING.”

TELECOM ITALIA GROUP:

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REVENUES: €29,503 MILLION, (+0.5% IN ORGANIC TERMS COMPARED WITH 2011)

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EBITDA: €11,645 MILLION (-2.0% IN ORGANIC TERMS COMPARED WITH 2011)

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ADJUSTED NET FINANCIAL POSITION: €28,274 MILLION, DOWN €2,140 MILLION ON 31 DECEMBER 2011 (€30,414 MILLION); IN Q4 2012 ALONE ADJUSTED NET FINANCIAL DEBT FELL BY €1,211 MILLION

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OPERATING FREE CASH FLOW AMOUNTED TO €6,470 MILLION, A €703 MILLION INCREASE ON 2011

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LIQUIDITY MARGIN AT 31 DECEMBER 2012: €16.1 BILLION (€14.7 BILLION AT END OF 2011), COVERS FINANCIAL LIABILITIES BEYOND THE NEXT 24 MONTHS

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CAPEX: €5,196 MILLION, OF WHICH €3,072 MILLION IN ITALY; EXCLUDING THE IMPACT ON THE PREVIOUS YEAR OF THE LTE SPECTRUM PURCHASE, THE OVERALL FIGURE ROSE BY €324 MILLION COMPARED WITH 2011

The financial results of Telecom Italia Group and Telecom Italia S.p.A. for FY 2012 and the previous year provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

In FY 2012 Telecom Italia adopted the same accounting principles as those of the previous year, apart from:

•

the early and retrospective adoption of the new version of IAS 19 (employee benefits). As a consequence the data for FY 2011 has been duly restated, as illustrated in the attachments to the press release;

•

the new standards / interpretations adopted from 1 January 2012 which have had no impact on the results of FY 2012.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt. These terms are defined in the Appendix.

Note that this release contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally we should point out that the auditing of the consolidated and separate statements of Telecom Italia at 31 December 2012 is still in progress.

THE MAIN VARIATIONS TO THE CONSOLIDATION AREA

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on 31 October 2012, and consequently excluded from the consolidation area.

The following changes occurred during 2011:

•

TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, later renamed TIM Fiber SP and TIM Fiber RJ respectively. The stake originally acquired in TIM Fiber RJ was subsequently raised to 99.1% and the remaining 0.9% was the object of a purchase bid which concluded at the end of February 2012 bringing the ownership level to 99.7%. The operation was carried out through the subsidiary TIM Celular S.A. in which the two companies were recently merged.

•

4GH Group - Domestic: On 27 July 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn held 100% of 4G Retail S.r.l.; the two companies were merged in 2012.

•

Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation area.

Milan, 7 March 2013

The Telecom Italia Board of Directors, chaired by Franco Bernabè, today examined and approved the Group’s Financial Statements at 31 December 2012.

TELECOM ITALIA GROUP RESULTS

Revenues in FY 2012 came to €29,503 million, down 1.5% from €29,957 million in 2011; the fall of €454 million is primarily due to the Domestic Business Unit, offset by improvements enjoyed by the Argentina Business Unit (+€564 million) and the Brazil Business Unit (+€134 million). In terms of organic variation, consolidated revenues rose by 0.5% (+€151 million).

In detail, the organic variation in revenues is calculated by excluding:

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the effect of foreign exchange rate fluctuations of -€569 million, mainly affecting the Brazil Business Unit (-€535 million) and to a largely negligible extent the Argentina Business Unit (-€55 million) and other Group companies (+€21 million);

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the effect of changes to the consolidation area (-€14 million), largely due to sale of Loquendo (Domestic BU) on 30 September 2011 and Matrix (Other Operations) on 31 October 2012;

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the effect of a €22 million reduction in revenues due to the settlement of business disputes with other carriers.

Revenues, broken down by business unit, are as follows:

(millions of euros)	2012		2011		Change
		%		%	absolute	%	% organic

Domestic	17,884	60.6	18,991	63.4	(1,107)	(5.8)	(5.8)
Core Domestic	16,933	57.4	18,082	60.4	(1,149)	(6.4)	(6,2)
International Wholesale	1,393	4.7	1,393	4.6	−	−	(1,4)
Brazil	7,477	25.3	7,343	24.5	134	1.8	9.8
Argentina	3,784	12.8	3,220	10.7	564	17.5	19.6
Media, Olivetti and Other Operations	564	1.9	700	2.3	(136)
Adjustments and eliminations	(206)	(0.6)	(297)	(0.9)	91
Total Consolidated	29,503	100.0	29,957	100.0	(454)	(1.5)	0.5

EBITDA came to €11,645 million, down €526 million (-4.3%) on the previous year, with EBITDA margin of 39.5% of revenues (40.6% in FY 2011). In organic terms EBITDA fell by €246 million (-2.0%), 1 pp lower in proportion to revenues, down from 41.2% in 2011 to 40.2% in 2012, due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	2012		2011		Change
		%		%	absolute	%	% organic

Domestic	8,676	74.5	9,173	75.4	(497)	(5.4)	(4.9)
% of Revenues	48.5		48.3			0.2 pp	0.4 pp
Brazil	1,996	17.1	1,990	16.4	6	0.3	8.9
% of Revenues	26.7		27.1			(0.4) pp	(0.2) pp
Argentina	1,121	9.6	1,035	8.5	86	8.3	11.7
% of Revenues	29.6		32.2			(2.6) pp	(2.2) pp
Media, Olivetti and Other Operations	(139)	(1.1)	(26)	(0.3)	(113)
Adjustments and eliminations	(9)	(0.1)	(1)	−	(8)
Total Consolidated	11,645	100.0	12,171	100.0	(526)	(4.3)	(2.0)
% of Revenues	39.5		40.6			(1.1) pp	(1.0) pp

EBIT came to €1,926 million (-€680 million in FY 2011), impacted in particular by goodwill write-downs resulting from the impairment test totalling €4.4 billion (€7.4 billion in 2011).

Organic EBITDA came to €6,504 million, down €157 million compared with 2011 (-2.4%), with EBITDA margin of 22.0% of revenues (22.7% in FY 2011).

The consolidated net result came to -€1,627 million, mainly due to the goodwill write-down. Excluding the impact of the write-down. Excluding the impact from the write-down, other non-recurring items and the tax refund of €319 million in IRES for recognition of the deductibility of IRAP on labour costs, the result comes to €2,394 million, slightly lower than the normalized result for FY 2011 (€2,518 million).

Capex came to €5,196 million in FY 2012, of which €3,072 million relating to the Domestic Business Unit, a decrease of €899 million compared with 2011.

In particular:

•

the Domestic Business Unit reported a fall of €1,113 million. Excluding FY 2011 investments in purchasing the rights to use LTE mobile telephony frequency bands (€1,223 million) there is a €110 million increase attributable in particular to the development of next generation networks (LTE and fibre) in part offset by the lower requirement in relation to delivery of new systems owing to the slowdown of fixed-line business;

•

the Brazil Business Unit reported an increase of €210 million (including a negative forex effect of €94 million), for the purchase of rights to use fourth generation (4G) mobile telephony frequency bands (€145 million) as well as investments to improve the quality of the network infrastructure;

•

the Argentina Business Unit reported capex in line with the previous year (+ €1 million already including a negative forex effect of €9 million). Besides the costs of client acquisition, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed, traditional fixed-line access to meet demand and backhauling to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Operating free cash flow came to €6,470 million, up €703 million compared with 2011 (€5,767 million), making a positive contribution to the reduction in net indebtedness.

In particular adjusted net financial debt at 31 December 2012 amounts to €28,274 million, down €2,140 million compared with 31 December 2011 (€30,414 million).

In Q4 2012 adjusted net financial debt fell by €1,211 million from the end of September 2012; in particular, operating free cash flow amply covered the income tax requirements of around €700 million.

Accounting net financial debt at 31 December 2012 amounts to €29,053 million, down €1,766 million compared with 31 December 2011 (€30,819 million).

The liquidity margin at 31 December 2012 stood at €16.14 billion (€14.7 billion at end of 2011) and consists of €8.19 billion in cash (€7.72 billion at 31 December 2011) and unused committed credit lines for a total €7.95 billion (€7 billion at end of 2011). This will cover the Group’s liabilities beyond the next 24 months.

At 31 December 2012 Group headcount stood at 83,184 employees, of whom 54,419 in Italy (84,154 at the end of 2011, of which 56,878 in Italy).

***

The 2012 figures for Telecom Italia Media can be found in the press release issued on 4 March 2013, following the Board Meeting's approval.

***

DOMESTIC

Matrix, sold on 31 October 2012, was classified among Other Operations in 2012, and thus excluded from the Domestic–Core Domestic BU. The comparable periods were reclassified accordingly.

Domestic revenues came to €17,884 million, falling equally by 5.8% in reported and in organic terms (€18,991 million in 2011).

EBITDA for the Domestic Business Unit amounted to €8,676 million, down €497 million from 2011 (-5.4%). EBITDA margin was 48.5%, up 0.2 percentage points from 2011.

Organic EBITDA came to €8,829 million (-€458 million, -4.9% compared with 2011) with EBITDA margin at 49.3% of revenues, higher than the previous year (+0.4 percentage points).

EBIT rose by €3,074 million to reach a positive €1,078 million, compared with a negative €1,996 million in 2011. The result is affected in particular to the goodwill write-down of the Core Domestic cash generating unit of €4,016 million, (€7,307 million in FY 2011), based on the outcome of the impairment test.

Organic EBIT, calculated excluding in particular the goodwill write-downs referred to above, slipped €139 million compared with 2011 to €5,226 million (-2.6%), while EBIT margin rose from 28.2% in FY 2011 to 29.2% in FY 2012.

Headcount at the end of the year stood at 53,224 employees, down 1,823 compared with 31 December 2011 (the variation includes the effects of the acquisition, with effect from 1 January 2012, of the Contact Center and its 249 resources from the company Advalso belonging to the Olivetti Business Unit).

BRAZIL (average real/euro exchange rate 2.50953)

Revenues of Tim Brasil Group in FY 2012 came to 18,764 million reais, 1,678 million reais higher (+9.8%) than in 2011. Revenues from services grew to reach 16,420 million reais, up from 15,353 million reais in 2011 (+6.9%). Revenues from product sales rose from 1,733 million reais in 2011 to 2,344 million reais in 2012 (+35.3%), reflecting the company's strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as a lever to grow mobile data services.

Mobile ARPU (Average Revenue Per User) stood at 19.1 reais in FY 2012 compared with 21.4 reais in FY 2011 (-10.7%). The total number of lines at 31 December 2012 was 70.4 million, 9.8% higher than on 31 December 2011, representing a 26.9% market share.

EBITDA amounted to 5,008 million reais, up 377 million reais from FY 2011 (+8.1%); operating margin growth was sustained by the increase in revenues, mainly VAS, essentially counterbalanced by the higher termination rates due to increased traffic volumes and costs strictly linked to changes in the customer base.

EBITDA margin was 26.7%, 0.4 percentage points lower than 2011.

Organic EBITDA in 2012 amounted to 5,061 million reais, an improvement of 412 million reais on 2011 (+8.9%). Organic EBITDA margin was 27.0%, 0.2 percentage points lower than the previous year. The increased margin in revenues from services was countered by the greater share of turnover from sales of smartphones/webphones.

EBIT amounted to 2,424 million reais, an improvement of 135 million on FY 2011. This is explained by the higher contribution of EBITDA, partially offset by increased amortisations of 241 million reais.

Compared to the same period of 2011, the organic change in EBIT was positive by 170 million reais, with EBIT margin standing at 13.2% (13.5% in FY 2011).

The headcount at 31 December 2012 stood at 11,622 employees (10,539 at 31 December 2011).

ARGENTINA (average peso/euro exchange rate 5.84408)

2012 revenues came to 22,116 million pesos, an increase of 3,620 million pesos (+19.6%) compared with 2011 (18,496 million pesos) thanks to growth of the Broadband and Mobile client bases, as well as ARPU.

The main revenue source for the Argentina Business Unit is mobile telephony which grew by more than 22% on the previous year and delivers 73% of the BU's consolidated revenues.

EBITDA rose by 606 million pesos to reach 6,553 million pesos, +10.2% compared with 2011. The EBITDA margin was 29.6%, 2.6 percentage points less than in FY 2011, mainly due to the higher incidence of purchases of materials and services and labour costs.

Organic EBITDA - calculated excluding the 90 million pesos in restructuring costs involving employees of certain specific segments - grew by 11.7% compared with FY 2011 with an EBITDA margin of 30%.

FY 2012 EBIT came to 1,253 million pesos compared with 2,925 million pesos in the previous year.

The fall (1,672 million pesos) is largely due, besides the restructuring charges described above, to the complete write-off of goodwill with the acquisition of control by Telecom Italia Group (979 million pesos), the partial write-down of the customer relationships (501 million pesos) and the higher amortisations of these assets following review of their useful lives (383 million pesos).

Without the above write-downs and restructuring charges, FY 2012 EBIT amounted to 2,823 million pesos, a fall of 102 million pesos compared with FY 2011, with EBITDA margin of 12.7% (3.1 percentage points lower than the previous year).

The headcount at 31 December 2012 stood at 16,803 employees (16,350 at 31 December 2011).

OLIVETTI

On 1 January 2012, the activities and resources of the Advalso S.p.A. contact center were sold to Telecontact Center S.p.A. (subsidiary of Telecom Italia – Domestic Business Unit), as part of a project to bring all Telecom Italia Group call center operations under centralised management.

In addition, on 13 June 2012 the shareholders of the subsidiary Olivetti I-Jet S.p.A. voted to place the company in liquidation.

2012 revenues were €280 million, down €63 million compared to 2011.

EBITDA was a negative €57 million, €21 million lower than 2011. Net of provisions following the liquidation of Olivetti I-Jet S.p.A., the change in organic EBITDA was a positive for €10 million (+27.8%).

EBIT was a negative €65 million, down €22 million from -€43 million of FY 2011.

Organic EBIT grew by €12 million (+27.9%) from -€43 million in 2011 to -€31 million in 2012.

The headcount at 31 December 2012 stood at 778 employees (1,075 at the end of 2011).

***

TELECOM ITALIA S.p.A. RESULTS

THE MAIN VARIATIONS TO THE CORPORATE PERIMETER

2012 saw the following variations, which had no significant impact on the results of Telecom Italia S.p.A.:

•

Merger by incorporation of TI Audit and Compliance Services S.c.a.r.l. and SAIAT in Telecom Italia; both operations took effect on 1 January 2012.

•

Transfer of the “Information Technology” business of Telecom Italia to SSC, subsequently renamed Telecom Italia Information Technology: on 1 November 2012 the transfer of the “Information Technology” business of Telecom Italia to SSC took effect. The operation involved the transfer of the Information Technology business, composed of the Information Technology unit and Information Technology Human Resources and Organization, together with the transfer of 1,177 resources to the new company. Following the operation working relations between Telecom Italia and Telecom Italia Information Technology will continue on the basis of agreements negotiated between the parties.

Revenues amounted to €16,940 million, down €1,105 million (-6.1%) from FY 2011. This is due to the physiological decline in revenues from traditional business in the Consumer (-3.6%), Business (-9.4%), Top (-12.4%) and National Wholesale (-2,4%) segments. However, positive trends were seen in handset sales and revenues from Fixed Broadband and Mobile services in the Consumer segment.

EBITDA amounted to €8,433 million, down €503 million (-5.6%) from FY 2011. The organic change in EBITDA was a negative 5% (-€449 million). The EBITDA margin rose from 49.5% in 2011 to 49.8% in 2012; in organic terms the EBITDA margin stood at 50.7% of revenues (50.1% in 2011).

EBIT came to €944 million (-€246 million in 2011 due to a goodwill write-down for €5,376 million). This includes a write-down of Telecom Italia S.p.A. goodwill of €4,016 million. The EBITDA margin rose from       -1.4% in 2011 to 5.6% in 2012.

The organic change in EBIT was -2.6% (-€137 million); in organic terms the margin stood at 30% of revenues (28.9% in 2011).

The net result came to -€1,821 million (-€3,645 million in 2011); excluding non-recurring items including the goodwill write-down and the posting of the IRES tax refund for deductible IRAP on labour costs, the result would be a positive €1,908 million (€1,691 million in 2011).

The headcount at 31 December 2012 stood at 44,606 employees (47,801 at the end of 2011).

***

EVENTS SUBSEQUENT TO 31 DECEMBER 2012

Dismissal of La7 S.r.l.

On 4 March 2013 the Board of Directors of Telecom Italia Media S.p.A., a subsidiary of Telecom Italia S.p.A., agreed the finalisation of the agreement with Cairo Communication S.p.A. for the sale of the entire stake in La7 S.r.l., with the exclusion of 51% of MTV Italia S.r.l.. On 6 March 2013 Telecom Italia Media S.p.A. and Cairo Communication S.p.A. have signed the agreement concerning the sale of 100% of La7 S.r.l..

The understandings reached foresee the payment to Telecom Italia Media S.p.A. of a sale price of €1 million. Prior to the sale, La7 S.r.l. will be recapitalised to give it a positive net financial position at sale date of not less than €88 million. The capital injection will also serve to bring the shareholders’ equity to an agreed €138 million.

The agreements also foresee the signing of a multi-year contract between La7 S.r.l. and Telecom Italia Media Broadcasting S.r.l. to provide broadcasting capacity.

The sale allows Telecom Italia Group to end its financial support for La7 S.r.l. while keeping the network operator Telecom Italia Media Broadcasting S.r.l. within its own perimeter.

Within the framework of the deal, Telecom Italia S.p.A. undertakes to forgo loans due from Telecom Italia Media S.p.A. totalling €100 million.

Conclusion of the sale is subordinate to the proper authorisations required by law.

Capital increase to service the Long Term Incentives Plan 2010
The Board of Directors, exercising powers granted to it by the Shareholders' Meeting of 29 April 2010, has approved a paid increase in share capital, in tranches, via the issuance of a maximum 576,544 new ordinary shares to be set aside for subscription by the beneficiaries of the 2010 LTI Plan.

***

OUTLOOK FOR THE 2013 FINANCIAL YEAR

As announced on 8 February 2013, regarding Telecom Italia Group's outlook for the current financial year, the targets linked to the main economic indicators, as described in the 2013-2015 Industrial Plan, foresee the following:

-

Revenues stable YoY.

-

Low-single digit percentage reduction in EBITDA.

-

Adjusted net financial position of less than €27 billion.

***

SHAREHOLDERS’ MEETING CALLED

The Board of Directors has convened a Shareholders' Meeting for 17 April 2013 (single call) to take place at the Rozzano Auditorium (Milan), Viale Toscana 3.

Financial Statements/Dividend

Besides approval of the annual financial statements at 31 December 2012, the Board will submit a proposal to Shareholders to replenish the loss for the year from retained earnings, as well as to distribute a dividend of 2 euro cents per ordinary share and 3.1 euro cents per savings share, drawn from FY 2010 earnings. The dividend shall be paid out from April 25 2013, ex-coupon on April 22 2013.

Remuneration report

The Shareholders' Meeting will be called to give a non binding vote on section one of the Remuneration Report. This document will made available to the public as required by law together with the Annual

Report on Operations (and the customary Report on Corporate Governance and Shareholdings, also approved today by the Board of Directors) on the corporate web site, www.telecomitalia.com, under the Governance section, and from company head offices.

New appointments to the Statutory Board of Auditors
The Shareholders will be called to approve changes to the Statutory Board of Auditors with the nomination as effective auditor of Mr. Roberto Capone (replacing Ms. Sabrina Bruno who retired in September 2012), and the appointment of Mr Fabrizio Riccardo Di Giusto as alternate auditor. Both mandates will expire with that of the current Board of Statutory Auditors (approval of the financial statements at 31 December 2014). The new appointments to be submitted to the Shareholders' Meeting are the fruit of prior consultation with Assogestioni, which had previously presented the list from which both Ms. Bruno and Mr. Capone were chosen.
The CVs of Mr. Capone and Mr. Di Giusto are attached.

Employee Stock Ownership Plan
The Shareholders’ Meeting will be called to approve an employee stock ownership plan, similar to the plan launched in 2010. The scheme makes available a total 54,000,000 ordinary shares at a 10% discount off the market price, and in any case not below par value, in possible instalments. Individuals who hold shares for one year, and providing they remain employees, will be granted one free bonus share for every three shares purchased. To service the plan, it is proposed that the Board of Directors be granted powers to increase share capital by a maximum €39,600,000, part paid and part without charge, via the assignment of profits or profit reserves. The powers to increase the share capital described above, with consequent changes to the company by-laws, do not require the approval of the shareholders who do not have a right of withdrawal.
Meanwhile, in view of the current conjunction, the Board of Directors decided to suspend the Long Term Incentives Plan for top management and selected managers for FY 2013.

***

CORPORATE GOVERNANCE ISSUES

The Board of Directors has ascertained that it fully meets the requisites for the composition of the board and the criteria of independence in the persons of Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales.

***

The manager responsible for preparing the company's financial statements, Piergiorgio Peluso, declares under comma 2 of Article 154-(ii) of the Finance Consolidation Act that the information presented in this press release corresponds to the results documented in the company accounts and balance sheets.

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Roberto Capone

Born in Milan November 30, 1955.

Graduated in Economics and Trade (Economia e Commercio) at the "Università Cattolica" in Milan.

He has been part of the Board of Certified public accountants and Expert Accountants of Milan (ordine dei Dottori Commercialisti e degli Esperti Contabili di Milano) since 1983.

He has been an auditor since 1995.

He has been practising the profession of certified public accountant since 1983.

He is a partner of the "Studio Associato Caramanti Ticozzi & Partners" in Milan.

He is part of the Expenses liquidation committee "Commissione liquidazione parcelle" within the Board of Certified Public Accountants and Expert Accountants of Milan.

He is a member of the Nedcommunity, an association of non-executive members of corporate administration and monitoring bodies.

He practises tax consultancy and bookkeeping, manages Merger & Acquisition, he has Director, liquidator and regular auditor assignments, member of "Organismi di Vigilanza D". Leg. n° 231/2001, he deals with corporate restructuring and draws up expert reports and technical consultancies.

He is Chairman of the board of statutory auditors, among others, of Redbull S.r.l., Omnicom Media Group S.r.l., Eurofactor Italia S.p.A., Booz & Company Italia S.r.l.

He is statutory auditor, among others, of Telecom Italia S.p.A., Amgen Dompè S.p.A., Schering Plough S.p.A. and of Silicon Biosystems S.p.A..

He is President of the supervisory committee ex leg. decree n° 231/2001 of Medapharma S.p.A. and of Murata Elettronica S.p.A.

Di Giusto Fabrizio Riccardo

Born in Collevecchio (RI) on June 20, 1966.

Graduated in Economics and Trade at “La Sapienza” University in Rome in 1994.

He has been certified public accountant (dottore commercialista), since 1999.

In 1997 he obtained a Master in Labour Law at “Tor Vergata” University in Rome.

He began his professional career as an advisor at an established Law and Tax Firm in Rome and in 2002 he started his own Firm in Rome, specializing in tax assistance, administrative, commercial and financial.

He provides advice in the field of taxation and management to Companies, Professional Associations, No Profits, Public Entities, local health agencies and companies operating in the field of property management, particularly with respect to operations of contribution to real estate investment trusts.

He is currently alternate auditor in listed companies such as Atlantia S.p.A. and Luxottica S.p.A.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.  Such measures , which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent  in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the year 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) the measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report of Operations of 2012 Telecom Italia Annual Financial Report. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2012.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2012 as well as the check of consistency of the 2012 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

Telecom Italia Group and Telecom Italia S.p.A. 2012 actual results reported in the following tables show some changes that are not material compared to the 2012 preliminary results already disclosed to the market.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	2012	2011	Change
		(Restated)	(a-b)
	(a)	(b)	amount	%

Revenues	29,503	29,957	(454)	(1.5)
Other income	298	299	(1)	°
Total operating revenues and other income	29,801	30,256	(455)	(1.5)
Acquisition of goods and services	(12,948)	(12,859)	(89)	(0.7)
Employee benefits expenses	(3,919)	(3,992)	73	1.8
Other operating expenses	(1,882)	(1,859)	(23)	(1.2)
Changes in inventories	12	56	(44)	(78.6)
Internally generated assets	581	569	12	2.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	11,645	12,171	(526)	(4.3)
Depreciation and amortization	(5,340)	(5,496)	156	2.8
Gains (losses) on disposals of non-current assets	53	3	50	°
Impairment reversals (losses) on non-current assets	(4,432)	(7,358)	2,926	°
Operating profit (loss) (EBIT)	1,926	(680)	2,606	n.s.
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(6)	(39)	33	84.6
Other income (expenses) from investments	2	16	(14)	°
Finance income	2,082	2,464	(382)	(15.5)
Finance expenses	(4,048)	(4,504)	456	10.1
Profit (loss) before tax from continuing operations	(44)	(2,743)	2,699	n.s.
Income tax expense	(1,235)	(1,610)	375	23.3
Profit (loss) from continuing operations	(1,279)	(4,353)	3,074	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)	15	°
Profit (loss) for the year	(1,277)	(4,366)	3,089	n.s.
Attributable to:
Owners of the Parent	(1,627)	(4,811)	3,184	n.s.
Non-controlling interests	350	445	(95)	(21.3)

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,277)	(4,366)

Other components of the Statements of Comprehensive Income:

Available-for-sale financial assets:
Profit (loss) from fair value adjustments		57	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	2
Net fiscal impact		(11)	(4)
	(b)	47	3

Hedging instruments:
Profit (loss) from fair value adjustments		(702)	523
Loss (profit) transferred to the Separate Consolidated Income Statement		272	(230)
Net fiscal impact		121	(83)
	(c)	(309)	210

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,068)	(612)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	75
Net fiscal impact		−	−
	(d)	(1,068)	(537)

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(56)	117
Net fiscal impact		14	(33)
	(e)	(42)	84

Share of other comprehensive income (loss) of associates:
Profit (loss)		−	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(f)	−	−

Total	(g=b+c+d+e+f)	(1,372)	(240)

Total comprehensive income (loss) for the year	(a+g)	(2,649)	(4,606)
Attributable to:
Owners of the Parent		(2,516)	(4,826)
Non-controlling interests		(133)	220

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		32,410	36,902	(4,492)
Other intangible assets		7,927	8,637	(710)
		40,337	45,539	(5,202)
Tangible assets
Property, plant and equipment owned		14,465	14,899	(434)
Assets held under finance leases		1,014	1,094	(80)
		15,479	15,993	(514)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	47	18
Other investments		39	38	1
Non-current financial assets		2,496	2,949	(453)
Miscellaneous receivables and other non-current assets		1,496	1,128	368
Deferred tax assets		1,432	1,637	(205)
		5,528	5,799	(271)
Total Non-current assets	(a)	61,344	67,331	(5,987)
Current assets
Inventories		436	447	(11)
Trade and miscellaneous receivables and other current assets		7,006	7,770	(764)
Current income tax receivables		77	155	(78)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,256	1,469	(213)
Cash and cash equivalents		7,436	6,714	722
		8,692	8,183	509
Current assets sub-total		16,211	16,555	(344)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	16,211	16,555	(344)
Total assets	(a+b)	77,555	83,886	(6,331)

(millions of euros)		12/31/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		19,378	22,790	(3,412)
Non-controlling interests		3,634	3,904	(270)
Total Equity	(c)	23,012	26,694	(3,682)
Non-current liabilities
Non-current financial liabilities		34,091	35,860	(1,769)
Employee benefits		872	850	22
Deferred tax liabilities		848	1,084	(236)
Provisions		863	831	32
Miscellaneous payables and other non-current liabilities		1,053	1,156	(103)
Total Non-current liabilities	(d)	37,727	39,781	(2,054)
Current liabilities
Current financial liabilities		6,150	6,091	59
Trade and miscellaneous payables and other current liabilities		10,542	10,984	(442)
Current income tax payables		124	336	(212)
Current liabilities sub-total		16,816	17,411	(595)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	16,816	17,411	(595)
Total Liabilities	(f=d+e)	54,543	57,192	(2,649)
Total equity and liabilities	(c+f)	77,555	83,886	(6,331)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		2012	2011
			(Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,279)	(4,353)
Adjustments for:
Depreciation and amortization		5,340	5,496
Impairment losses (reversals) on non-current assets (including investments)		4,434	7,365
Net change in deferred tax assets and liabilities		79	156
Losses (gains) realized on disposals of non-current assets (including investments)		(54)	(18)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		6	39
Change in provisions for employees benefits		(221)	(175)
Change in inventories		12	(36)
Change in trade receivables and net amounts due from customers on construction contracts		851	3
Change in trade payables		(139)	(164)
Net change in current income tax receivables/payables		(473)	90
Net change in miscellaneous receivables/payables and other assets/liabilities		(35)	109
Cash flows from (used in) operating activities	(a)	8,521	8,512
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,995)	(3,066)
Purchase of tangible assets on an accrual basis		(3,201)	(3,029)
Total purchase of intangible and tangible assets on an accrual basis		(5,196)	(6,095)
Change in amounts due to fixed asset suppliers		(113)	557
Total purchase of intangible and tangible assets on a cash basis		(5,309)	(5,538)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	(668)
Acquisitions/disposals of other investments		(3)	(1)
Change in financial receivables and other financial assets		519	(580)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		40	51
Proceeds from sale/repayments of intangible, tangible and other non-current assets		77	435
Cash flows from (used in) investing activities	(b)	(4,683)	(6,301)
Cash flows from financing activities:
Change in current financial liabilities and other		(796)	1,351
Proceeds from non-current financial liabilities (including current portion)		4,624	4,523
Repayments of non-current financial liabilities (including current portion)		(5,659)	(5,290)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	240
Dividends paid		(1,031)	(1,326)
Changes in ownership interests in consolidated subsidiaries		−	(211)
Cash flows from (used in) financing activities	(c)	(2,864)	(713)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	974	1,498
Net cash and cash equivalents at beginning of the year	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	(247)	(110)
Net cash and cash equivalents at end of the year	(h=e+f+g)	7,397	6,670

Additional Cash Flow information:

(millions of euros)		2012	2011
			(Restated)

Income taxes (paid) received		(1,522)	(1,381)
Interest expense paid		(3,518)	(3,044)
Interest income received		1,687	1,332
Dividends received		2	2

Analysis of Net Cash and Cash Equivalents:

(millions of euros)		2012	2011
			(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations		6,714	5,526
Bank overdrafts repayable on demand – from continuing operations		(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,670	5,282
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	12/31/2012	12/31/2011	Change
	(a)	(b)	(a - b)

Non-current financial liabilities
Bonds	23,956	24,478	(522)
Amounts due to banks, other financial payables and liabilities	8,976	10,078	(1,102)
Finance lease liabilities	1,159	1,304	(145)
	34,091	35,860	(1,769)
Current financial liabilities (*)
Bonds	3,593	3,895	(302)
Amounts due to banks, other financial payables and liabilities	2,338	1,951	387
Finance lease liabilities	219	245	(26)
	6,150	6,091	59
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	40,241	41,951	(1,710)
Non-current financial assets
Securities other than investments	(22)	(12)	(10)
Financial receivables and other non-current financial assets	(2,474)	(2,937)	463
	(2,496)	(2,949)	453
Current financial assets
Securities other than investments	(754)	(1,007)	253
Financial receivables and other non-current financial assets	(502)	(462)	(40)
Cash and cash equivalents	(7,436)	(6,714)	(722)
	(8,692)	(8,183)	(509)
Financial assets relating to Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(11,188)	(11,132)	(56)
Net financial debt carrying amount	29,053	30,819	(1,766)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(779)	(405)	(374)
Adjusted Net Financial Debt	28,274	30,414	(2,140)
Breakdown as follows:
Total adjusted gross financial debt	37,681	39,382	(1,701)
Total adjusted financial assets	(9,407)	(8,968)	(439)
(*) of which current portion of medium/long-term debt:
Bonds	3,593	3,895	(302)
Amounts due to banks, other financial payables and liabilities	1,681	1,064	617
Finance lease liabilities	219	245	(26)

TELECOM ITALIA GROUP – NET OPERATING FREE CASH FLOW

(millions of euros)	2012	2011	Change

EBITDA	11,645	12,171	(526)
Capital expenditures on an accrual basis	(5,196)	(6,095)	899
Change in net operating working capital	207	(100)	307
Change in provisions for employees benefits	(221)	(175)	(46)
Change in operating provisions and Other changes	35	(34)	69
Net operating free cash flow	6,470	5,767	703

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

The company Matrix, sold on October 31, 2012, during 2012 was included in Other Operations and was consequently no longer part of the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

DOMESTIC

(millions of euros)	2012	2011	Change
			amount	%	% organic
Revenues	17,884	18,991	(1,107)	(5.8)	(5.8)
EBITDA	8,676	9,173	(497)	(5.4)	(4.9)
EBITDA margin	48.5	48.3		0.2 pp	0.4 pp
EBIT	1,078	(1,996)	3,074	n.s.	(2.6)
EBIT margin	6.0	n.s.		n.s.	1.0pp
Headcount at year-end (number) (*)	53,224	55,047	(1,823)	(3.3)

(*) The headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the relative 249 resources from the company Advalso in the Olivetti Business Unit.

Core Domestic

(millions of euros)	2012	2011	Change
			amount	%	% organic
Revenues	16,933	18,082	(1,149)	(6.4)	(6.2)
Consumer (¹)	8,835	9,168	(333)	(3.6)	(3.6)
Business (2)	2,777	3,064	(287)	(9.4)	(9.4)
Top (2)	3,102	3,529	(427)	(12.1)	(12.1)
National Wholesale	2,052	2,104	(52)	(2.5)	(1.5)
Other	167	217	(50)	(23.0)	(19.6)
EBITDA	8,460	8,941	(481)	(5.4)	(4.8)
EBITDA margin	50.0	49.4		0.6pp	0.7pp
EBIT	958	(2,136)	3,094	n.s.	(2.3)
EBIT margin	5.7	(11.8)		17.5pp	1.2pp
Headcount at year-end (number)	52,289	54,038	(1,749)	(3.2)

(1) The company Matrix, sold on October 31, 2012, during 2012 was included in Other Operations and was consequently no longer part of the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

(2) The data of the Business and Top segments in 2011 have been reclassified for purposes of comparison with the data of the 2012, which take into account the new customer classification criteria introduced at the beginning of 2012.

International Wholesale

(millions of euros)	2012	2011	Change
			amount	%	% organic
Revenues	1,393	1,393	-	-	(1.4)
of which third parties	985	960	25	2.6	0.5
EBITDA	229	243	(14)	(5.8)	(9.2)
EBITDA margin	16.4	17.4		(1.0)pp	(1.4)pp
EBIT	121	141	(20)	(14.2)	(13.1)
EBIT margin	8.7	10.1		(1.4)pp	(1.2)pp
Headcount at year-end (number)	935	1,009	(74)	(7.3)

***

BRAZIL
	(millions of euros) ( millions of reais) Change
	2012 (a) (c)	2011 (b) (d)	2012 (c) (c)	2011 (d)	amount (c-d)	% (c-d/d)	% organic
Revenues	7,477	7,343	18,764	17,086	1,678	9.8	9.8
EBITDA	1,996	1,990	5,008	4,631	377	8.1	8.9
EBITDA margin	26.7	27.1	26.7	27.1		(0.4)pp	(0.2)pp
EBIT	966	984	2,424	2,289	135	5.9	7.4
EBIT margin	12.9	13.4	12.9	13.4		(0.5)pp
Headcount at year-end (number) (*)			11,622	10,539	1,083	10.3

            ***

ARGENTINA
	(millions of euros) ( millions of pesos)				Change
	2012 (a) (c)	2011 (b) (d)	2012 (c) (c)	2011 (d)	amount (c-d)	% (c-d)/d	% organic
Revenues	3,784	3,220	22,116	18,496	3,620	19.6	19.6
EBITDA	1,121	1,035	6,553	5,947	606	10.2	11.7
EBITDA margin	29.6	32.2	29.6	32.2		(2.6)pp	(2.2)pp
EBIT	214	509	1,253	2,925	1,672	57.2	(3.5)
EBIT margin	5.7	15.8	5.7	15.8		(10.1)pp
Headcount at year-end (number) (*)			16,803	16,350	453	2.8

 (*) Includes employees with temp work contracts: 3 at December 31,2012 and 1 at December 31, 2011.

***

OLIVETTI

(millions of euros)	2012	2011	Change
	(a)	(b)	amount (a-b)	% (a/b)	% organic
Revenues	280	343	(63)	(18.4)	(13.3)
EBITDA	(57)	(36)	(21)	(58.3)	27.8
EBITDA margin	(20.4)	(10.5)
EBIT	(65)	(43)	(22)	(51.2)	27.9
EBIT margin	(23.2)	(12.5)
Headcount at year-end (number)	778	1.075	(297)	(27.6)

***

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

EBITDA – reconciliation organics data

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2012	2011	2012	2011	2012	2011

HISTORICAL EBITDA	11,645	12,171	8,676	9,173	8,453	8,936
Change in the scope of consolidation		3		(1)		−
Foreign currency financial statements translation effect		(156)		7		−
Non-organic (income) expenses	220	93	153	108	159	105
Disputes and settlements	118	42	114	63	118	63
Restructuring expenses (*)	39	12	(7)	12	(6)	9
Other income (expenses), net	63	39	46	33	47	33
COMPARABLE EBITDA	11,865	12,111	8,829	9,287	8,612	9,041

(*) The item includes reversals and provisions to the mobility found

	Brazil	Argentina			Olivetti
	(millions of reais)	(millions of pesos)			(millions of euros)
	2012	2011	2012	2011	2012	2011

HISTORICAL EBITDA	5,008	4,631	6,553	5,947	(57)	(36)
Change in the scope of consolidation		−		−		(1)
Foreign currency financial statements translation effect		−		−		−
Non-organic (income) expenses	53	18	90	−	31	1
Disputes and settlements	11	−	−	−	−	−
Restructuring expenses (*)	−	−	90	−	31	−
Other income (expenses), net	42	18	−	−	−	1
COMPARABLE EBITDA	5,061	4,649	6,643	5,947	(26)	(36)

EBIT – reconciliation organics data

TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2012	2011	2012	2011	2012	2011

HISTORICAL EBIT	1,926	(680)	1,078	(1,945)	−	(182)
Foreign currency financial statements translation effect		(38)		−		−
Non-organic costs and expenses (revenues and income) already described under EBITDA	220	93	153	108	159	105
Impairment losses on goodwill and other non-current assets	4,426	7,364	4,016	7,307	4,016	5,376
Gains (losses) on disposals, impairment reversals (losses) of non-current assets and investments	(71)	(46)	(21)	(60)	(36)	(15)
Restructuring expenses	3	−	−	−	−	−
COMPARABLE EBIT	6,504	6,693	5,226	5,410	4,139	5,284

Brazil			Argentina		Olivetti
(millions of reais)			(millions of pesos)		(millions of euros)
	2012	2011	2012	2011	2012	2011
HISTORICAL EBIT	2,424	2,289	1,253	2,925	(65)	(43)
Foreign currency financial statements translation effect		−		−		−
Non-organic costs and expenses (revenues and income) already described under EBITDA	53	18	90	−	31	−
Impairment losses on goodwill and other non-current assets	−	−	1,480	−	−	−
Gains (losses) on disposals, impairment reversals (losses) of non-current assets and investments	−	−	−	−	−	−
Restructuring expenses	−	−	−	−	3	−
COMPARABLE EBIT	2,477	2,307	2,823	2,925	(31)	(43)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2012:

(billions of euro)	12/31/2012		12/31/2011
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	2.0
Revolving Credit Facility - due December 2013	0.2	-	0.2	0.2
Total	9.45	1.5	9.45	2.45

On May 24, 2012 Telecom Italia signed a new contract in order to extend half of the Revolving Credit Facility (RCF) for the amount of 8 billion euros maturing on August 2014. The extension has been obtained through a Forward Start Facility for the amount of 4 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on May 2017.

On September 21 and September 28, 2012 the drawdowns for the amounts of 200 million euros and 250 million euros related to the Revolvong Credit Facility due, rispectively, on December 2013 and February 2013 have been repaid.

On October 8, 2012 the drawdown for the amount of 500 million euros related to the Revolving Credit Facility due August 2014 has been repaid. Therefore, the RCF for the total amount of 8 billion euros is currently utilized for the amount of 1.5 billion euros.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the year 2012, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.625% due 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% due 12/14/2018	Euro	750	6/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% due 9/20/2017	Euro	1,000	9/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% due 1/21/2020	Euro	1,000	12/21/2012

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros Euribor 3M+1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012
Telecom Italia S.p.A. 1,000 million euros Euribor 3M+0.53%	Euro	1,000	12/6/2012

(1)

Net of 27.5 million euros repurchased from the company during the year 2011.

(2)

Net of 210 million euros repurchased from the company during the years 2011 and 2012.

As already occurred in the last years, during the year 2012 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.250% due April 2012 (1)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% due January 2013 (1)	Euro	80.8	January-May 2012
Telecom Italia S.p.A. 432 million euros 6.750% due March 2013 (2)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros Euribor 3M + 0.63% due July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% due January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% due May 2014	Euro	116.2	July 2012

(1) During the year 2011 the company repurchased the above mentioned bonds for the total amount of 290 million euros (199 million euros related to the bond due April 2012 and 91 million euros related to the bond due January 2013). Therefore, the total amount of the buyback is equal to 382 million euros.

 (2) At December 2011 the company repurchased the above mentioned bonds for the amount of 5 million euros. Therefore, the total amount of the buyback is equal to 218 million euros.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 230 million euros (nominal value) as of December 31, 2012 and decreased by 36 million euros in comparison with December 31, 2011 (266 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2012 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,493 million euros with the following detail:

•

678 million euros, due January 24, 2013;

•

432 million euros, due March 21, 2013;

•

268 million euros, due July 19, 2013;

•

1,516 million euros, due November 15, 2013;

•

284 million euros, due January 22, 2014;

•

557 million euros, due May 19, 2014;

•

758 million euros, due June 18, 2014.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,152 million euros (out of a total of 2,957 million euros at December 31, 2012) is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Clause for inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new loan contracts, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings (BBB and Baa2) didn’t require new guarantees or repayment of loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi- currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a structure similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 amendment to the April 28, 2007shareholder’s agreement. Therefore, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is directly or indirectly (through subsidiaries) acquired by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. Currently the facility is unused;

•

Revolving credit facility (200,000,000 euros). The agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically similar to that of the February 12, 2010 credit facility agreement. Currently the facility is unused;

•

Bonds. The regulations covering the bonds issued under the EMTN Programmes, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB.) The total nominal amount is 2.95 billion euros:

•

the contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

•

the contracts signed by Telecom Italia with the EIB in 2011, for a total amount of 300 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary board or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

•

the three contracts guaranteed and dated September 26, 2011, for a total amount of 200 million euros, provide the “clause for inclusion” according to which in case Telecom Italia commits herself to maintain in other loans financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

Export Credit Agreement (nominal outstanding amount of about 12.5 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

•

Senior Secured Syndicated Facility (nominal outstanding amount 312,464,000 Argentinean pesos, equal to approximately 48 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) and provides the repayment of the loan in 2016. The loan (a) is granted by two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. as well (b) it is assisted by a bank guarantee at first call for a total amount of about USD 22.8 million (equal to about  17.3 million euros). The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that comply the total repayment in advance of the loan in case the Telecom Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of December 31, 2012, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2012	2011

Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses	(14)	−
Sundry expenses	(32)	(4)
Expenses for corporate operations	−	(8)
Employee benefits expenses:
Restructuring expenses	(25)	(12)
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(71)	(24)
Gain (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	22	−
Net gain on disposal of Matrix	49	−
Net gain on disposal of Loquendo	−	35
Impairment reversals (losses) on non-current assets:
Core Domestic goodwill impairment charge	(4,016)	(7,307)
Media goodwill impairment charge	(105)	(57)
Argentina goodwill impairment charge	(168)	−
Writedown of other intangible and tangible assets (Argentina and Media)	(137)	−
Writedowns of tangible assets for restructuring	(3)	−
Impact on EBIT - Operating profit	(4,429)	(7,353)
Other income (expenses) from investments:
Net gain on the disposal of EtecSA (Cuba)	−	17
Net losses on disposal of other investments	(2)	(1)
Finance expenses:
Interest expense and other financial expenses on disputes	(47)	−
Impact on profit (loss) before tax from continuing operations	(4,478)	(7,337)
Income taxes on non-recurring items	46	5
Discontinued operations	2	(13)
Impact on profit (loss) for the year	(4,430)	(7,345)

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

	2012	2011	Change
(millions of euros)		(Restated)
			amount	%

Revenues	16,940	18,045	(1,105)	(6.1)
Other income	241	247	(6)	(2.4)
Total operating revenues and other income	17,181	18,292	(1,111)	(6.1)
Acquisition of goods and services	(5,940)	(6,324)	384	(6.1)
Employee benefits expenses	(2,490)	(2,702)	212	(7.8)
Other operating expenses	(656)	(705)	49	(7.0)
Changes in inventories	(13)	13	(26)	°
Internally generated assets	351	362	(11)	(3.0)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	8,433	8,936	(503)	(5.6)
Depreciation and amortization	(3,492)	(3,793)	301	(7.9)
Gains (losses) on disposals of non-current assets	20	(9)	29	°
Impairment reversals (losses) on non-current assets	(4,017)	(5,380)	1,363	°
Operating profit (loss) (EBIT)	944	(246)	1,190	°
Income (expenses) from investments	36	(147)	183	°
Finance income	2,233	2,538	(305)	(12.0)
Finance expenses	(4,238)	(4,625)	387	(8.4)
Profit (loss) before tax	(1,025)	(2,480)	1,455	°
Income tax expense	(796)	(1,165)	369	31.7
Profit (loss) for the year	(1,821)	(3,645)	1,824	°

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and  all non-owner changes in equity.

(millions of euros)		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,821)	(3,645)
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets
Profit (loss) from fair value adjustments		44	9
Net fiscal impact		(12)	(4)
	(b)	32	5
Hedging instruments:
Profit (loss) from fair value adjustments		(458)	(506)
Loss (profit) transferred to the Separate Income Statement		324	122
Net fiscal impact		37	106
	(c)	(97)	(278)
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains and losses		(53)	102
Net fiscal impact		15	(28)
	(d)	(38)	74
Total	(e=b+c+d)	(103)	(199)
Total comprehensive income (loss) for the year	(a+e)	(1,924)	(3,844)

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,611	34,627	(4,016)
Intangible assets with a finite useful life		4,726	4,865	(139)
		35,337	39,492	(4,155)
Tangible assets
Property, plant and equipment owned		9,488	9,726	(238)
Assets held under finance leases		1,005	1,091	(86)
		10,493	10,817	(324)
Other non-current assets
Investments		9,330	9,416	(86)
Non-current financial assets		2,449	2,891	(442)
Miscellaneous receivables and other non-current assets		996	545	451
Deferred tax assets		824	882	(58)
		13,599	13,734	(135)
Total Non-current assets	(a)	59,429	64,043	(4,614)
Current assets
Inventories		112	125	(13)
Trade and miscellaneous receivables and other current assets		4,189	5,047	(858)
Current income tax receivables		55	−	55
Current financial assets
Securities other than investments, financial receivables and other current financial assets		839	1,343	(504)
Cash and cash equivalents		2,146	1,595	551
		2,985	2,938	47
Total Current assets	(b)	7,341	8,110	(769)
Total assets	(a+b)	66,770	72,153	(5,383)
Equity and Liabilities
Equity
Share capital issued		10,694	10,694	−
Less: treasury shares		(21)	(21)	−
Share capital		10,673	10,673	−
Paid-in capital		1,704	1,704	−
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		5,352	8,160	(2,808)
Total Equity	(c)	17,729	20,537	(2,808)
Non-current liabilities
Non-current financial liabilities		34,887	34,941	(54)
Employee benefits		728	741	(13)
Deferred tax liabilities		2	1	1
Provisions for risks and charges		478	468	10
Miscellaneous payables and other non-current liabilities		518	585	(67)
Total Non-current liabilities	(d)	36,613	36,736	(123)
Current liabilities
Current financial liabilities		5,425	7,290	(1,865)
Trade and miscellaneous payables and other current liabilities		7,003	7,527	(524)
Current income tax payables		−	63	(63)
Total Current Liabilities	(e)	12,428	14,880	(2,452)
Total Liabilities	(f=d+e)	49,041	51,616	(2,575)
Total equity and liabilities	(c+f)	66,770	72,153	(5,383)

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)		2012	2011
			(Restated)

Cash flows from operating activities:
Profit (loss) for the year		(1,821)	(3,645)
Adjustments for:
Depreciation and amortization		3,492	3,793
Impairment losses (reversals) on non-current assets (including investments)		4,122	5,829
Net change in deferred tax assets and liabilities		99	110
Losses (gains) realized on disposals of non-current assets (including investments)		(29)	(31)
Change in provisions for employees benefits		(232)	(158)
Changes in inventories		13	(13)
Change in trade receivables and net amounts due from customers on construction contracts		818	132
Change in trade payables		(571)	(196)
Net change in current income tax receivables/payables		(451)	29
Net change in miscellaneous receivables/payables and other assets/liabilities		(261)	(86)
Cash flows from (used in) operating activities:	(a)	5,179	5,764
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,197)	(2,351)
Purchase of tangible assets on an accrual basis		(1,808)	(1,771)
Total purchase of intangible and tangible assets on an accrual basis		(3,005)	(4,122)
Change in amounts due to fixed asset suppliers		217	510
Total purchase of intangible and tangible assets on a cash basis		(2,788)	(3,612)
Acquisitions of control of subsidiaries or other businesses, net of cash acquired		57	−
Acquisitions/disposals of other investments		(60)	(42)
Change in financial receivables and other financial assets		943	(313)
Proceeds from sale/reimbursements of intangible, tangible and other non-current assets		29	60
Cash flows from (used in) investing activities	(b)	(1,819)	(3,907)
Cash flows from financing activities:
Change in current financial liabilities and other		(102)	788
Proceeds from non-current financial liabilities (including current portion)		3,940	4,083
Repayments of non-current financial liabilities (including current portion)		(6,670)	(6,391)
Share capital proceeds/reimbursements		−	−
Dividends paid		(900)	(1,190)
Cash flows from (used in) financing activities	(c)	(3,732)	(2,710)
Aggregate cash flows	(d=a+b+c)	(372)	(853)
Net cash and cash equivalents at beginning of the year	(e)	1,283	2,136
Net cash and cash equivalents at end of the year	(f=d+e)	911	1,283

Additional Cash Flow Information

	2012	2011
(millions of euros)		(Restated)

Income taxes (paid) received	(1,097)	(1,010)
Interest expense paid	(3,576)	(3,311)
Interest income received	1,717	1,440
Dividends received	132	254

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2012	2011
		(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,595	2,763
Bank overdrafts repayable on demand	(312)	(627)
	1,283	2,136
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	2,146	1,594
Bank overdrafts repayable on demand	(1,235)	(311)
	911	1,283

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2012	12/31/2011	Change

Non-current financial liabilities
Bonds	15,138	13,131	2,007
Amounts due to banks, other financial payables and liabilities	18,591	20,510	(1,919)
Finance lease liabilities	1,158	1,300	(142)
	34,887	34,941	(54)
Current financial liabilities (1)
Bonds	1,192	5,327	(4,135)
Amounts due to banks, other financial payables and liabilities	4,016	1,723	2,293
Finance lease liabilities	217	240	(23)
	5,425	7,290	(1,865)
Total Gross financial debt	40,312	42,231	(1,919)
Non-current financial assets
Financial receivables and other non-current financial assets	(2,449)	(2,891)	442
	(2,449)	(2,891)	442
Current financial assets
Securities other than investments:	(363)	(864)	501
Financial receivables and other non-current financial assets	(476)	(479)	3
Cash and cash equivalents	(2,146)	(1,595)	(551)
	(2,985)	(2,938)	(47)
Total financial assets	(5,434)	(5,829)	395
Net financial debt carrying amount	34,878	36,402	(1,524)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,651)	(1,519)	(132)
Adjusted Net Financial Debt	33,227	34,883	(1,656)
Breakdown as follows:
Total adjusted gross financial debt	37,010	38,713	(1,703)
Total adjusted financial assets	(3,783)	(3,830)	47
(1) of which current portion of medium/long -term debt:
Bonds	1,192	5,327	(4,135)
Amounts due to banks, other financial payables and liabilities	2,301	681	1,620
Finance lease liabilities	217	240	(23)

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of Telecom Italia is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2012	2011

Acquisition of goods and services
Higher costs for Telecom Italia Sparkle	-	(1)
Other operating expenses
Fines	-	(2)
Sundry expenses	(20)	(1)
Employee benefits expenses
Expenses for mobility	−	(9)
Use of mobility fund	6	−
Impact on EBITDA	(14)	(13)
Gains (losses) on disposals of non-current assets
Gains (losses) on non-current assets	36	15
Impairment reversals (losses) on non-current assets
Goodwill impairment changes	(4,016)	(5,376)
Impact on EBIT	(3,994)	(5,374)
Other income (expenses) from investments
Net gain on disposal of Loquendo		41
Loss on disposal of consorzio CRIAI	(2)	−
Net gain on disposal of Matrix	10
Finance expenses	(43)
Impact on profit (loss) before tax	(4,029)	(5,333)
Income taxes on non-recurring items	(2)	(3)
Impact on profit (loss) for the year	(4,031)	(5,336)

EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE EARLY ADOPTION OF THE REVISED IAS 19 (EMPLOYEE BENEFITS)

In June 2012, the EU issued Commission Regulation (EU) 475-2012 that endorsed the revised version of IAS 19 (Employee Benefits) (“IAS 19 (2011)”) which is applicable retrospectively, starting from January 1, 2013 as provided by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate income statement.

In particular, under IAS 19 (2011), with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group whereby these components had been recorded in Employee benefits expenses in the separate income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate income statement.

The early adoption of such amendments resulted in the restatement of the separate income statement and the statement of comprehensive income of the Telecom Italia Group and Telecom Italia S.p.A. for 2011.

The effects are as follows:

SEPARATE INCOME STATEMENT

2011	2011
(millions of euros)	Telecom Italia Group	Telecom Italia S.p.A.

Employee benefit expenses–reversal of actuarial gains and losses	(117)	(102)
Employee benefit expenses–interest component reclassification	42	38
Finance expenses-interest component reclassification	(42)	(38)
Income tax expenses	33	28
Impact on Profit (loss ) for the year	(84)	(74)

The adoption of such amendments had a negative effect of 0.01 euro on basic and diluted earnings per share of the consolidated financial statements.

STATEMENT OF COMPREHENSIVE INCOME

	2011	2011
(millions of euros)	Telecom Italia Group	Telecom Italia S.p.A.

Impact on Profit (loss) for the year	(84)	(74)

Remeasurements of employee defined benefit plans (IAS19):	84	74
Actuarial gains	117	102
Net fiscal impact	(33)	(28)

Impact on Total profit (loss) for the year	-	-

STATEMENT OF CASH FLOWS

The early adoption of the amendments to IAS 19 did not have an impact on the “Aggregate cash flows” of the  2011 statement of cash flows of the Telecom Italia Group and Telecom Italia S.p.A. and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 7th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager